Exhibit 99.1

FOR IMMEDIATE RELEASE

MASTInc Develops Oil Sensor Ready for Field Deployment for
Continuous Engine Oil Monitoring -- Saves Money and Car Engines

Toronto, New York, N.Y.—February 23, 2009 — Micromem Technologies Inc., (OTC: BB MMTIF, CNSX: MRM) through its wholly owned U.S. based subsidiary Micromem Applied Sensor Technologies, Inc. (MASTInc) (www.mastinc.com), has developed an oil sensor device to provide simple, easy-to-use monitoring of the basic properties of engine oil, and allow vehicle owners to change the oil at intervals that optimize engine performance. With 250 million automobiles and trucks on the road in the United States alone (Source: 2007 Plunkett Research, Ltd), this oil sensor represents significant market opportunities for MASTInc, which leverages its expertise and experience with sophisticated magnetic sensor applications to successfully power the development and implementation of innovative solutions for not only the oil sensing industry but also healthcare/biomedical, natural resource exploration, government/defense, information technology, manufacturing, and other industries.

"Old fashioned guess-work on when to change the oil is inefficient, costly, and, in some cases, detrimental to the car’s engine," says Steven Van Fleet, president of MASTInc, pointing to sales potential for nearly 70,000 establishments and enterprises that provide oil change, lubrication and other car maintenance services (Source: 2009 IBISWorld Industry Reports)."MASTInc’s oil sensor – the first of its kind -- is designed to provide an inexpensive and mechanically simple solution to letting vehicle owners know when it’s time for an oil change. The probable cost-savings are significant, considering that most car owners believe they need to change the oil every 3,000 miles, a number that does not reflect a car’s true maintenance needs."

The MASTInc oil sensor would also be highly useful for military vehicles, car manufacturers, and lube and filter companies. Eventually, it could be sold to consumers who perform their own oil changes.

According to a recent study conducted by Tomorrow’s Technician to discover basic consumer oil change habits, including how often consumers are having their oil changed and if they understand the manufacturer’s recommendations, more than 77 percent indicated that the service center where they have their oil changed recommends oil changes every 3,000 miles; sixty percent of the vehicles the participants drive are less than seven years old and 53 percent of those cars had less than 70,000 miles on them. Furthermore, some of those who indicated they had looked up oil change information in the owner’s manual were incorrect in how often they thought the manual said the oil should be changed.

"Car owners tend to change their oil too frequently or wait too long, causing the vehicle’s engine to overwork or become uncharacteristically stressed between changes, and accelerating oil degradation and viscosity," explains Van Fleet. "The MASTInc oil sensor would help to mitigate procrastination or simple neglect of a car’s engine by directly addressing the need to continuously monitor engine oil lubrication properties within the typical automobile setting."

Once the properties for monitoring oil are processed into usable metrics -- temperature, velocity, viscosity, and the detection of metallic particulates – the MASTInc sensor would give car owners the information they need to act appropriately. Looking ahead, the sensor may also have applications for nearly 17M recreational boats in the U.S. (National Marine Manufacturer’s Association) and 4M motorcycles registered in the U.S. (National Highway Traffic Safety Administration).

"This oil sensor is one example of MASTInc’s dedication to bringing innovation and advancement across a broad spectrum of industries and sectors both domestic and worldwide – finding answers to previously unsolvable problems and meeting unmet market needs," concludes Van Fleet.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:  NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM

Shares issued: 83,555,521

SEC File No: 0-26005

Contact
Jason Baun
Chief Information Officer
Micromem Technologies Inc.
416-364-2023

Marketing Contact:
CPR for MASTInc
Dana Taormina
201-641-1911 x53
dtaormina@cpronline.com

###